                    U. S. SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

(Check One): [X] -  Form 10-K and Form 10-KSB       [ ] - Form 11-K
             [ ] -  Form 1O-Q and Form 1O-QSB       [ ] - Form N-SAR

         For Period Ended:   December 31, 2000

         [   ] - Transition Report on Form 10-K
         [   ] - Transition Report on Form 20-F
         [   ] - Transition Report on Form 11-K
         [   ] - Transition Report on Form 10-Q
         [   ] - Transition Report on From N-SAR

For the Transition Period Ended:
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         Read attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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Part I - Registrant Information

Full Name of Registrant:   OrganiTECH USA, INC.

Former Name if Applicable: Incubate This!, Inc.

Address of Principal Executive Office:
                              Technion Science Park
                               (Street and Number)
                          Nesher, Israel 36601, Israel
                           (City, State and Zip Code)

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Part II - Rules 12b-25(b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 1 1-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report of Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

 Part III - Narrative

         State below in reasonable detail the reasons why Form 1O-K and Form 1O-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period (attach extra sheets if needed).

         As previously disclosed, the company consummated a share exchange agreement effective January 26, 2001, resulting in a change in control of its board of directors and a change of its independent auditors. Therefore, neither management nor the company's independent auditors have been able to complete the Annual Report on Form 10-K for the fiscal year ended December 31, 2000.

Part IV - Other Information

         (1) Name and telephone number of person to contact in regard to this notification:

Benjamin Strauss, Esquire                         (302)       777-6564
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       (Name)                                  (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof? [X] Yes [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

o Investment agreement - On June 20, 2000, the company entered into an investment agreement with Organitech Ltd., an Israeli private company existing under the laws of Israel, and located in Nesher, Israel. The company agreed to invest a total of $1,000,000 for12,460 series A preferred shares of Organitech Ltd, representing a 10% interest on a fully diluted basis.
o The company issued shares according to consulting agreements and recorded US$ 1,906,000 consulting expenses related to the stock issued.
o The company issued shares to retire notes payable.
o The company has invested during the current year US$ 1,257,500 in shares of 3 companies. until the end of the year the company has written off two of it's investments in the amount of US$ 257,500 and a demand note receivable in the amount of US$ 85,000.
o During the year the company decided to focus holding and finance OrganiTech ltd in the future. On January 2001 the company signed a stock exchange agreement with OrganiTech LTD. AS a result OrganiTech is now a wholly - owned subsidiary of the company, and the OrganiTech's selling shareholders own approximately 67.57 percent of the Company's capital stock.


                              OrganiTECH USA, Inc.
                  (Name of Registrant as specified in charter)
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has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 29, 2001                                 By: /s/ LIOR HESSEL
                                                         -----------------------
                                                         Lior Hessel, CEO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

Intentional misstatements or representations of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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